Exhibit 99.1

AMENDMENT NO. 1 TO SHARE EXCHANGE AGREEMENT

THIS AMENDMENT NO. 1 TO SHARE EXCHANGE AGREEMENT, dated as of December 29, 2017 (this “Amendment”), is entered into by and between China Biologic Products Holdings, Inc., a Cayman Islands exempted company (“CBPO”), and PW Medtech Group Limited, a Cayman Islands exempted company (“PWM”). CBPO and PWM are referred to in this Amendment collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, the Parties have entered into the Share Exchange Agreement, dated as of October 12, 2017 (the “Share Exchange Agreement”);

WHEREAS, the PWM Shareholder Approval was obtained on December 1, 2017; and

WHEREAS, the Parties desire to amend the Share Exchange Agreement pursuant to Section 9.04 thereof.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in the Share Exchange Agreement and this Amendment, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Section 1.                Defined Terms. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them under the Share Exchange Agreement.

Section 2.                Amendment to Termination Date. Section 8.01(d) of the Share Exchange Agreement is hereby amended and restated in its entirety to read as follows:

“(d) by either CBPO by written notice to PWM or by PWM by written notice to CBPO, in the event that the Closing shall not have occurred on or before January 31, 2018 (the “Termination Date”);”

Section 3.                Amendment to Agreed Closing Amount. The definition of the “Agreed Closing Amount” is hereby amended and restated in its entirety to read as follows:

““Agreed Closing Amount” means (i) RMB570 million, if the Closing occurs prior to or on November 30, 2017; or (ii) RMB580 million, if the Closing occurs on a date between December 1, 2017 (inclusive) and January 31, 2018 (inclusive).”

Section 4.                Entire Agreement. This Amendment, the Share Exchange Agreement, the Confidentiality Agreement and the Investor Rights Agreement constitute the entire agreement between the Parties with respect to the subject matter of this Amendment and supersede all prior agreements and understandings, both oral and written, between the Parties and/or their Affiliates with respect to the subject matter of this Amendment. For the avoidance of doubt, except as amended pursuant to this Amendment, the Share Exchange Agreement shall remain in full force and effect.

Section 5.                Miscellaneous Terms. The provisions in Article IX (Miscellaneous) of the Share Exchange Agreement shall apply to this Amendment as if set forth herein, with references therein to “Agreement” being replaced with references to “Amendment”.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

By:	/s/ David (Xiaoying) Gao
Name: David (Xiaoying) Gao
Title: Chairman and Chief Executive Officer

PW MEDTECH GROUP LIMITED

By:	/s/ Jiang Liwei
Name: JIANG Liwei
Title: Chief Executive Officer/Director